UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

VOLTAIRE LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share
(Title of Class of Securities)
M97613109
(CUSIP Number)
Michael Gray
Chief Financial Officer
Mellanox Technologies, Ltd.
c/o Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Telephone: (408) 970-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON: MELLANOX TECHNOLOGIES, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ISRAEL

	7	SOLE VOTING POWER

NUMBER OF		22,070,997

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,070,997

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,070,997

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This statement relates to the ordinary shares, nominal value NIS 0.01 (the “Ordinary Shares”), issued by Voltaire Ltd., a company formed under the laws of Israel (“Voltaire”). The address of the principal executive offices of Voltaire is 13 Zarchin Street, Ra’anana 43662, Israel.
Item 2. Identity and Background.
     (a) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Mellanox Technologies, Ltd., a public company formed under the laws of Israel (“Mellanox”).
     (b) The address of the principal business and the principal office of Mellanox is Hermon Building, Yokneam 20692, Israel.
     (c) Mellanox is a leading supplier of semiconductor-based, high-performance connectivity products that facilitate efficient data transmission between servers, communications infrastructure equipment and storage systems. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Mellanox is set forth on Schedule I.
     (d) — (e) During the last five years, none of Mellanox or, to the knowledge of Mellanox, any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The total cash purchase price for Mellanox’s acquisition of Voltaire pursuant to the Merger Agreement (as defined in Item 4) is approximately $208 million (approximately $175 million net of cash). Mellanox also assumed Voltaire’s outstanding equity awards, which were converted into equity awards to acquire an aggregate of 649,614 ordinary shares of Mellanox. Mellanox obtained funding for the acquisition from its existing working capital.
Item 4. Purpose of Transaction.
     On November 29, 2010, Mellanox entered into an Agreement of Merger (the “Merger Agreement”) with Voltaire and Mondial Acquisition Corporation Ltd., a company formed under the laws of Israel and a wholly owned subsidiary of Mellanox (“Merger Sub”). In accordance with the Merger Agreement, Merger Sub merged with and into Voltaire (the “Merger”) on February 7, 2011. Voltaire was the surviving corporation in the Merger, and, as a result of the Merger, has become a wholly owned subsidiary of Mellanox. As a result of the Merger, the Ordinary Shares ceased to be traded on The NASDAQ Global Select Market and the registration of the Ordinary Shares under the Exchange Act was terminated. At the effective time of the Merger (the “Effective Time”), all outstanding ordinary shares of Voltaire were exchanged for the right to receive a cash amount equal to US$8.75, without interest. The total cash purchase price is approximately $208 million (approximately $175 million net of cash). Mellanox also assumed Voltaire’s outstanding equity awards, which were converted into equity awards to acquire an aggregate of 649,614 ordinary shares of Mellanox. In connection with the Merger, the directors and executive officers of Voltaire resigned, and Eyal Waldman, Irwin Federman and Amal Johnson became the directors of Voltaire. The summary of certain provisions of the Merger Agreement in this Schedule 13D/A is qualified in its entirety by reference to the Merger Agreement itself, a copy of which was filed as Exhibit 2.1 to Mellanox’s Current Report on Form 8-K dated November 29, 2010 and is incorporated herein by reference.
     Other than as described in this Schedule 13D/A, Mellanox currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)—(b) As a result of the Merger, Mellanox beneficially owns 22,070,997 Ordinary Shares as of the Effective Time, representing 100% of the issued and outstanding Ordinary Shares.
     Mellanox has the power to vote or direct the voting and to dispose or direct the disposition of all Ordinary Shares beneficially owned.
     (c) The information set forth in Item 4 is incorporated herein by reference.
     (d) To the knowledge of Mellanox, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth in Item 4, neither Mellanox nor, to the best knowledge of Mellanox, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Voltaire or its subsidiaries.
Item 7. Material to be Filed as Exhibits.
a.	Agreement of Merger, dated as of November 29, 2010, by and among Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and Voltaire Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mellanox Technologies, Ltd. on November 29, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	Mellanox Technologies, Ltd.

	By:	/s/ Michael Gray
	Name:	Michael Gray
	Title:	Chief Financial Officer

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF MELLANOX TECHNOLOGIES, LTD.
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Mellanox are set forth below. If no business address is given, the director’s or executive officer’s business address is Hermon Bldg., Yokneam 20692, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mellanox. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position(s) / Address
Eyal Waldman [1]	Chief Executive Officer, President and Chairman of the Board
Roni Ashuri [1]	Vice President of Engineering
Shai Cohen [1]	Vice President of Operations and Engineering
Michael Gray	Chief Financial Officer 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085
Michael Kagan [1]	Chief Technology Officer and Vice President of Architecture
Marc Sultzbaugh	Vice President of Worldwide Sales 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085
Glenda Dorchak	Director 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085
Irwin Federman	General Partner, U.S. Venture Partners 2735 Sand Hill Rd., Menlo Park, CA 94025
Thomas Riordan	President and CEO, Exclara, Inc. 3920 Freedom Circle #102, Santa Clara, CA 95054
Amal M. Johnson	Chief Executive Officer, MarketTools, Inc. 150 Spear St., San Francisco, CA 94105
Thomas Weatherford	Director 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085
Dov Baharav [1]	Director

[1]	Citizenship: Israel.